EXHIBIT 99.1

B2Gold Reports Q4 and Full Year 2024 Results; Achieved 2024 Total Gold Production and Consolidated Cost Guidance; Goose Project Remains On Track for First Gold in Q2 2025 and Total Capital Estimate Remains at C$1,540 Million; Q1 2025 Dividend of US$0.02 per Share Declared

VANCOUVER, British Columbia, Feb. 19, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the fourth quarter and full year 2024. The Company previously released its gold production and gold revenue results for the fourth quarter and full year 2024. All dollar figures are in United States dollars unless otherwise indicated.

2024 Fourth Quarter and Full Year Highlights

  Total gold production of 186,001 ounces in Q4 2024: Total gold production in the fourth quarter of 2024 was 186,001 ounces. Masbate and Otjikoto both continued to outperform expectations in the fourth quarter of 2024, which partially offset lower than expected production levels at Fekola during the quarter due to the continued delays in accessing higher-grade ore from Fekola Phase 7, a result of lower realized mine production from the Fekola Phase 7 and Cardinal pits during the period. Mining and processing of these higher-grade tonnes is now expected in 2025 as equipment availability had returned to full capacity and mining rates were at expected levels at the end of 2024. All three operations are meeting or exceeding gold production expectations to start 2025.
  Total consolidated cash operating costs of $968 per gold ounce produced in Q4 2024: Total consolidated cash operating costs (see “Non-IFRS Measures”) were $968 per gold ounce produced during the fourth quarter of 2024, higher than expected as a result of lower than anticipated production in the quarter.
  Total consolidated all-in sustaining costs of $1,668 per gold ounce sold in Q4 2024: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,668 per gold ounce sold during the fourth quarter of 2024, higher than expected as a result of lower than anticipated gold ounces sold resulting from lower than anticipated production, higher than expected royalties resulting from a higher than anticipated gold price, and new royalties implemented in 2024 for Fekola.
  Total annual consolidated gold production of 804,778 ounces: Total consolidated gold production for 2024 was 804,778 ounces (including 19,644 attributable ounces from Calibre Mining Corp. (“Calibre”)), at the low end of the Company's 2024 guidance range.
  Total consolidated cash operating costs and all-in sustaining costs for 2024 within their guidance ranges: Total consolidated cash operating costs for 2024 were $889 per gold ounce produced, at the upper end of the annual guidance range of between $835 and $895 per gold ounce. Total consolidated all-in sustaining costs for 2024 were $1,465 per gold ounce sold, within the annual guidance range of between $1,420 and $1,480 per gold ounce.
  Attributable net loss of $0.01 per share in Q4 2024; Adjusted attributable net income of $0.01 per share in Q4 2024: Net loss attributable to the shareholders of the Company of $12 million ($0.01 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $17 million ($0.01 per share). Net loss attributable to the shareholders of the Company for the year ended December 31, 2024 was $630 million ($0.48 per share), predominantly due to non-cash impairment charges on the Goose Project and the Fekola Complex, and adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company was $207 million ($0.16 per share).
  Operating cash flow before working capital adjustments of $145 million in Q4 2024: Cash flow provided by operating activities before working capital adjustments was $145 million in the fourth quarter of 2024. Cash flow provided by operating activities before working capital adjustments and proceeds from the gold prepay arrangement for the year ended December 31, 2024 was $660 million.
  Strong financial position and liquidity: At December 31, 2024, the Company had cash and cash equivalents of $337 million and working capital (defined as current assets less current liabilities) of $321 million.
  Goose Project construction and development continues to progress on track for first gold pour in the second quarter of 2025: All planned construction activities in 2024 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025.
  2025 Winter Ice Road (“WIR”) Campaign Commenced at the Goose Project: Following the successful completion of the 2024 sea lift, construction of the 163 kilometer (“km”) WIR began in December 2024 and was completed in February 2025. As of February 18, 2025, the WIR is operational with the transportation of all materials from the Marine Laydown Area (“MLA”) to the Goose Project site expected to be completed by May 15, 2025.
  Total Goose Project construction and mine development cash expenditure estimate before first production remains at C$1,540 million: Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to the first gold pour in the second quarter of 2025, the Company reiterates the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million.
  B2Gold's initial Goose Project life of mine plan to be released at the end of the first quarter of 2025 based on updated Mineral Reserves: The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 310,000 ounces per year, with the latest published Mineral Reserves supporting a long mine life beyond 2031.
  Feasibility Study on the Gramalote Project in Colombia underway and targeted for completion in mid-2025: The positive Preliminary Economic Assessment (“PEA”) results on the Company’s 100% owned Gramalote Project, completed in the second quarter of 2024, outlined a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics over a 12.5 year project life. As a result, B2Gold commenced work on a feasibility study with the goal of completion in mid-2025. Feasibility work including geotechnical investigation, processing design and site infrastructure design is underway and the study remains on schedule.
  Subsequent to year-end 2024, positive PEA results for the Antelope deposit at the Otjikoto Mine in Namibia were announced: On February 4, 2025, the Company announced positive PEA results for the Antelope deposit, located approximately 4 km southwest of the existing Otjikoto open pit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for the Antelope deposit indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounces per year over the life of mine. In combination with the processing of existing low grade stockpiles, production from the Antelope deposit has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year for 2029 through 2032.
  Subsequent to year-end 2024, issued convertible senior unsecured notes: On January 28, 2025, the Company issued 2.75% convertible senior unsecured notes due 2030 (the “Notes”) with an aggregate principal amount of $460 million. The initial conversion rate for the Notes is 315.2088 common shares of the Company (the “Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represents a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. The Company intends to use the net proceeds to fund working capital requirements and for general corporate purposes.
  Q1 2025 dividend of $0.02 per share declared: On February 19, 2025, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2025 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on March 20, 2025, to shareholders of record as of March 7, 2025.

Fourth Quarter and Full Year 2024 Results

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023	2022

Gold revenue ($ in thousands)	499,788	511,974	1,902,030	1,934,272	1,732,590
Net (loss) income ($ in thousands)	(9,325)	(117,396)	(626,653)	41,588	286,723
(Loss) earnings per share – basic (1) ($/share)	(0.01)	(0.09)	(0.48)	0.01	0.24
(Loss) earnings per share – diluted (1) ($/share)	(0.01)	(0.09)	(0.48)	0.01	0.24
Cash provided by operating activities ($ in thousands)	120,544	205,443	877,604	714,453	595,798
Total assets ($ in thousands)	4,813,998	4,874,619	4,813,998	4,874,619	3,681,233
Non-current liabilities ($ in thousands)	1,197,614	651,173	1,197,614	651,173	335,828
Average realized gold price ($/ounce)	2,661	1,993	2,373	1,946	1,788
Adjusted net income(1)(2) ($ in thousands)	17,433	90,697	206,542	347,203	263,782
Adjusted earnings per share (1)(2) - basic ($)	0.01	0.07	0.16	0.28	0.25
Consolidated operations results:
Gold sold (ounces)	187,793	256,921	801,524	994,060	969,155
Gold produced (ounces)	186,001	270,611	785,134	992,343	973,003
Production costs ($ in thousands)	181,376	164,406	681,828	616,197	626,526
Cash operating costs(2) ($/gold ounce sold)	966	640	851	620	646
Cash operating costs(2) ($/gold ounce produced)	968	611	879	631	637
Total cash costs(2) ($/gold ounce sold)	1,235	769	1,034	756	768
All-in sustaining costs(2) ($/gold ounce sold)	1,668	1,264	1,463	1,199	1,022
Operations results including equity investment in Calibre:
Gold sold (ounces)	187,793	274,980	821,168	1,062,785	1,024,272
Gold produced (ounces)	186,001	288,665	804,778	1,061,060	1,027,874
Production costs ($ in thousands)	181,376	181,801	706,954	683,963	684,894
Cash operating costs(2) ($/gold ounce sold)	966	661	861	644	669
Cash operating costs(2) ($/gold ounce produced)	968	633	889	654	660
Total cash costs(2) ($/gold ounce sold)	1,235	786	1,041	776	788
All-in sustaining costs(2) ($/ounce gold sold)	1,668	1,257	1,465	1,201	1,033

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2024, the Company had cash and cash equivalents of $337 million (December 31, 2023 - $307 million). Working capital at December 31, 2024 was $321 million (December 31, 2023 - $397 million). At December 31, 2024, the Company had $400 million drawn on the Company's $800 million revolving credit facility (“RCF”) with $400 million remaining available for future draw downs. Subsequent to December 31, 2024, the RCF balance was repaid using funds raised from the Notes offering completed in January 2025.

First Quarter 2025 Dividend

On February 19, 2025, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2025 (the “Q1 2025 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on March 20, 2025, to shareholders of record as of March 7, 2025.

In 2023, the Company implemented a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q1 2025 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Participation in the DRIP is optional. In order to participate in the DRIP in time for the Q1 2025 Dividend, registered shareholders must deliver a properly completed enrollment form to Computershare Trust Company of Canada by no later than 4:00 p.m. (Toronto time) on February 28, 2025. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares well in advance of the above date for instructions on how to enroll in the DRIP.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Gold revenue ($ in thousands)	229,779	255,509	951,676	1,143,781
Gold sold (ounces)	86,453	128,321	404,458	588,460
Average realized gold price ($/ounce)	2,658	1,991	2,353	1,944
Tonnes of ore milled	2,442,390	2,419,637	9,891,717	9,408,400
Grade (grams/tonne)	1.17	1.99	1.34	2.13
Recovery (%)	91.9	93.4	92.6	92.3
Gold production (ounces)	84,015	143,010	392,946	590,243
Production costs ($ in thousands)	107,778	82,921	384,221	333,215
Cash operating costs(1) ($/gold ounce sold)	1,247	646	950	566
Cash operating costs(1) ($/gold ounce produced)	1,192	605	990	572
Total cash costs(1) ($/gold ounce sold)	1,684	809	1,198	729
All-in sustaining costs(1) ($/gold ounce sold)	2,237	1,444	1,723	1,194
Capital expenditures ($ in thousands)	59,571	87,830	257,776	298,942
Exploration ($ in thousands)	1,292	2,022	4,428	3,728

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 392,946 ounces of gold in 2024, below the low end of its annual guidance range of between 420,000 and 450,000 ounces due to the significant delay in accessing the higher-grade ore from Fekola Phase 7. Damage to an excavator earlier in 2024 and the subsequent need for replacement equipment impacted equipment availability throughout 2024, reducing tonnes mined, which continued to affect the availability of high-grade ore from the Fekola Phase 7 pit resulting in less higher-grade ore processed in 2024. Mining and processing of these higher-grade tonnes is expected in 2025 as equipment availability and utilization were at full capacity at the end of 2024, with gold production to start 2025 meeting expectations. The Fekola mine and mill are operating without limitations and gold production is being exported for refining as per its regular planned schedule. For the year ended December 31, 2024, mill feed grade was 1.34 grams per tonne (“g/t”), mill throughput was a record 9.89 million tonnes, and gold recovery averaged 92.6%.

In the fourth quarter of 2024, the Fekola Mine produced 84,015 ounces of gold, lower than expected, largely due to the delays experienced in accessing higher-grade ore from Fekola Phase 7 discussed above. During the fourth quarter of 2024, the Fekola processing facilities continued to outperform budget as a result of continued favorable ore fragmentation and continued optimization of the grinding circuit. For the fourth quarter of 2024, mill feed grade was 1.17 g/t, mill throughput was 2.44 million tonnes, and gold recovery averaged 91.9%.

For the year ended December 31, 2024, the Fekola Mine's cash operating costs (see “Non-IFRS Measures”) of $990 per gold ounce produced ($950 per gold ounce sold) were above the higher end of Fekola's guidance range of between $870 and $930 per gold ounce, primarily as a result of lower than expected production and higher than anticipated production costs due to the lower than expected deferred stripping and stockpile inventory changes. Fekola’s cash operating costs for the fourth quarter of 2024 were $1,192 per gold ounce produced ($1,247 per gold ounce sold), higher than expected for the same reasons noted above.

All-in sustaining costs (see “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2024 were $1,723 per gold ounce sold, above the upper end of the guidance range of between $1,510 and $1,570 per gold ounce due to lower than expected gold ounces sold resulting from lower than anticipated production, higher than expected royalties resulting from a higher than anticipated gold price as well as new royalties and revenue based production taxes and State funds implemented in the third quarter of 2024. All-in sustaining costs for the Fekola Mine for the fourth quarter of 2024 were $2,237 per gold ounce sold. As with the full year 2024, all-in sustaining costs per ounce for the fourth quarter of 2024 were higher than expected as a result of lower than anticipated gold ounces sold and higher than expected royalties and revenue based production taxes and State funds.

Capital expenditures for the year ended December 31, 2024, totalled $258 million, primarily consisting of $63 million for deferred stripping, $58 million for mobile equipment purchases and rebuilds, $34 million for tailings storage facility expansion and equipment, $64 million for development of the Fekola underground mine, $21 million for the expansion of the solar plant, $8 million for process and power plant and $5 million for other mining sustaining capital. Capital expenditures in the fourth quarter of 2024 totalled $60 million, primarily consisting of $9 million for deferred stripping, $21 million for mobile equipment purchases and rebuilds, $6 million for tailings storage facility expansion and equipment, $17 million for the development of the Fekola underground mine and $2 million for the expansion of the solar plant.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The Fekola Complex is expected to produce between 515,000 and 550,000 ounces of gold in 2025 at cash operating costs of between $845 and $905 per ounce and all-in sustaining costs of between $1,550 and $1,610 per ounce. The Fekola Complex's total 2025 gold production is anticipated to increase significantly relative to 2024 due to the expected contribution of higher-grade ore from Fekola Regional and Fekola underground. Following the expected receipt of the exploitation license for Fekola Regional in the first quarter of 2025, mining and trucking operations will commence, with gold production expected in mid-2025. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits, with approval of the exploitation phase to mine the higher-grade ore at Fekola underground expected to be received in the second quarter of 2025 followed by initial gold production from Fekola underground expected in mid-2025. Fekola Regional is expected to contribute between 20,000 and 25,000 ounces of additional gold production in 2025 through the trucking of open pit ore to the Fekola mill, and between 25,000 and 35,000 ounces of gold production is expected from the mining of higher-grade ore at Fekola underground.

The development of Fekola Regional will enhance the overall Fekola Complex life of mine production profile and is expected to extend the mine life of the Fekola Complex. Fekola Regional is anticipated to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029. Significant exploration potential remains across the Fekola Complex to further extend the mine life.

The Fekola Mine is expected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%. Gold production is expected to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

Capital expenditures in 2025 at Fekola are expected to total approximately $234 million, of which approximately $197 million are expected to be classified as sustaining capital expenditures and $37 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include approximately $106 million for deferred stripping, $44 million for new and replacement Fekola mining equipment, $15 million for tailings storage facility construction, $14 million for underground development, $7 million for other mining costs, $5 million for general site expenses, $4 million for powerhouse, and $2 million for process plant. Non-sustaining capital expenditures are expected to include $21 million for underground development, $14 million for regional development, and $2 million for mining equipment.

Masbate Mine – The Philippines

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Gold revenue ($ in thousands)	135,976	107,063	464,141	372,902
Gold sold (ounces)	51,010	53,500	193,270	190,800
Average realized gold price ($/ounce)	2,666	2,001	2,402	1,954
Tonnes of ore milled	2,190,610	2,077,503	8,600,241	8,302,075
Grade (grams/tonne)	0.95	0.90	0.96	0.97
Recovery (%)	74.1	77.0	72.8	74.5
Gold production (ounces)	49,534	46,490	194,046	193,502
Production costs ($ in thousands)	38,392	43,733	161,462	160,952
Cash operating costs(1) ($/gold ounce sold)	753	817	835	844
Cash operating costs(1) ($/gold ounce produced)	835	910	838	859
Total cash costs(1) ($/gold ounce sold)	897	933	974	966
All-in sustaining costs(1) ($/gold ounce sold)	1,102	1,118	1,155	1,143
Capital expenditures ($ in thousands)	9,534	9,195	29,763	30,142
Exploration ($ in thousands)	610	1,067	3,649	3,808

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance in 2024, producing 194,046 ounces of gold, at the upper end of its guidance range of between 175,000 and 195,000 ounces. For the year ended December 31, 2024, mill feed grade was 0.96 g/t, mill throughput was a record 8.60 million tonnes, and gold recovery averaged 72.8%. In the fourth quarter of 2024, Masbate produced 49,534 ounces of gold, slightly higher than anticipated as a result of higher than expected mill throughput and slightly higher ore grade than anticipated, partially offset by slightly lower than anticipated gold recovery. For the fourth quarter of 2024 mill feed grade was 0.95 g/t, mill throughput was 2.19 million tonnes, and gold recovery averaged 74.1%.

The Masbate Mine’s cash operating costs (see “Non-IFRS Measures”) of $838 per ounce produced ($835 per gold ounce sold) for the year ended December 31, 2024 were below the low end of the guidance range of between $910 and $970 per gold ounce produced, primarily due to higher than expected gold production, lower than anticipated mining and processing costs and higher mill productivity. The Masbate Mine's cash operating costs for the fourth quarter of 2024 were $835 per gold ounce produced ($753 per gold ounce sold).

All-in sustaining costs (see “Non-IFRS Measures”) for the Masbate Mine were $1,155 per gold ounce sold for the year ended December 31, 2024, well below the lower end of the guidance range of between $1,260 and $1,320 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2024 were lower than anticipated as a result of higher than expected gold ounces sold, lower than expected cash operating costs as described above and lower than expected sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than expected average realized gold price. All-in sustaining costs for the Masbate Mine for the fourth quarter of 2024 were $1,102 per gold ounce sold.

Capital expenditures totalled $30 million in 2024, primarily consisting of mobile equipment rebuilds and purchases of $14 million, $3 million in deferred stripping, $3 million for process plant upgrades, $3 million for expansion of the existing tailings storage facility, and $2 million for land purchases. Capital expenditures for the fourth quarter of 2024 totalled $10 million, primarily consisting of $4 million for mobile equipment rebuilds and purchases, $1 million in deferred stripping, $1 million for powerhouse rebuilds, and $1 million for expansion of the existing tailings storage facility.

The Masbate Mine is expected to produce between 170,000 and 190,000 ounces of gold in 2025 at cash operating costs of between $955 and $1,015 per ounce and all-in sustaining costs of between $1,310 and $1,370 per ounce. Gold production is scheduled to be relatively consistent throughout 2025. For 2025, Masbate is expected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

Capital expenditures for 2025 at Masbate are expected to total $47 million, of which approximately $30 million are expected to be classified as sustaining capital expenditures and $17 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $8 million for deferred stripping, $7 million for mining equipment replacement and rebuilds, $6 million for construction of a new solar plant, $5 million for tailings storage facility construction, $3 million for processing and $1 million for general site facilities. Non-sustaining capital expenditures are anticipated to include $13 million for Pajo pit land acquisition and $4 million for Pajo development.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Gold revenue ($ in thousands)	134,034	149,402	486,213	417,589
Gold sold (ounces)	50,330	75,100	203,796	214,800
Average realized gold price ($/ounce)	2,663	1,989	2,386	1,944
Tonnes of ore milled	788,536	888,561	3,338,384	3,443,308
Grade (grams/tonne)	2.10	2.88	1.87	1.91
Recovery (%)	98.6	98.5	98.6	98.6
Gold production (ounces)	52,452	81,111	198,142	208,598
Production costs ($ in thousands)	35,206	37,752	136,145	122,030
Cash operating costs(1) ($/gold ounce sold)	700	503	668	568
Cash operating costs(1) ($/gold ounce produced)	733	451	699	585
Total cash costs(1) ($/gold ounce sold)	806	582	763	646
All-in sustaining costs(1) ($/gold ounce sold)	913	816	951	984
Capital expenditures ($ in thousands)	2,714	14,797	28,842	61,063
Exploration ($ in thousands)	2,634	1,410	7,825	3,863

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong 2024 and produced 198,142 ounces of gold, near the mid-point of its guidance range of between 185,000 and 205,000 ounces. For the year ended December 31, 2024, mill feed grade was 1.87 g/t, mill throughput was 3.34 million tonnes, and gold recovery averaged 98.6%. In the fourth quarter of 2024, the Otjikoto Mine produced 52,452 ounces of gold. For the fourth quarter of 2024, mill feed grade was 2.10 g/t, mill throughput was 0.79 million tonnes, and gold recovery averaged 98.6%.

Ore production from the Wolfshag underground mine for the fourth quarter of 2024 averaged over 1,650 tonnes per day at an average gold grade of 3.61 g/t gold. Open pit mining operations at Otjikoto Mine are expected to conclude in 2025, while processing operations are expected to continue until economically viable stockpiles are exhausted in 2032. Underground operations under the current Otjikoto mine plan are projected to continue into 2027 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying additional underground mineral deposits.

On February 4, 2025, the Company announced positive PEA results for the Antelope deposit at the Otjikoto Mine. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 4 km southwest of the existing Otjikoto open pit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for the Antelope deposit indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounces per year over the life of mine. In combination with the processing of existing low grade stockpiles, production from the Antelope deposit has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year for 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit.

The Inferred Mineral Resource estimate for the Antelope deposit that formed the basis for the PEA included 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold, the majority of which is hosted in the Springbok Zone. The Antelope deposit remains open along strike in both directions, highlighting strong potential for future resource expansion.

The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Otjikoto Mine's cash operating costs (see “Non-IFRS Measures”) for the year ended December 31, 2024 were $699 per gold ounce produced ($668 per gold ounce sold), at the low end of its guidance range of between $685 and $745 per gold ounce produced, as a result of higher than expected gold ounces produced. For the fourth quarter of 2024, the Otjikoto Mine's cash operating costs were $733 per gold ounce produced ($700 per ounce gold sold), lower than expected due to higher than anticipated gold ounces produced and higher than expected net increases in stockpiled ore from open pits.

All-in sustaining costs (see “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2024 were $951 per gold ounce sold, slightly below its guidance range of between $960 and $1,020 per ounce sold as a result of higher than expected gold ounces sold and lower than anticipated cash operating costs offset by higher gold royalties resulting from a higher than anticipated realized gold price. All-in sustaining costs for the Otjikoto Mine for the fourth quarter of 2024 were $913 per gold ounce sold.

Capital expenditures totalled $29 million in 2024, primarily consisting of $20 million for deferred stripping for the Otjikoto pit and $8 million for Wolfshag underground development. Capital expenditures for the fourth quarter of 2024 totalled $3 million, primarily consisting of $2 million for Wolfshag underground development.

The Otjikoto Mine is expected to produce between 165,000 and 185,000 ounces of gold in 2025 at cash operating costs of between $695 and $755 per ounce and all-in sustaining costs of between $980 and $1,040 per ounce. Gold production at Otjikoto will be weighted towards the first half of 2025 due to the conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2027. In addition to the economic potential of the Antelope deposit, exploration results received to date indicate the potential to extend underground production at Wolfshag past 2027, supplementing processing operations into 2032 when economically viable stockpiles are forecast to be exhausted.

Capital expenditures in 2025 at Otjikoto are expected to total $39 million, of which approximately $29 million are expected to be classified as sustaining capital expenditures and $10 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $16 million for underground development, $7 million for tailings storage facility construction and $6 million for mining equipment replacement and rebuilds. Non-sustaining capital expenditures are expected to include approximately $10 million to initiate Antelope deposit development.

Goose Project Development

The Back River Gold District consists of eight mineral claims blocks along an 80 km belt. Construction is underway at the most advanced project in the district, the Goose Project, with development on schedule for first gold pour in the second quarter of 2025.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

All planned construction activities in 2024 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 310,000 ounces per year, with the latest published Mineral Reserves supporting a long mine life beyond 2031. The Company remains on track to complete B2Gold's initial Goose Project life of mine plan based on updated Mineral Reserves by the end of the first quarter of 2025.

Following the successful completion of the 2024 sealift, construction of the 163 km WIR began in December 2024 and was completed in February 2025. As of February 18, 2025, the WIR is operational with the transportation of all materials from the MLA to the Goose Project site expected to be completed by May 15, 2025.

Development of the open pit and underground remain the Company's primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Open pit mining of the Echo pit continues to meet production targets and is anticipated to be ready to receive tailings when the mill starts. The Umwelt underground development remains on schedule for the commencement of production by the end of the second quarter of 2025. B2Gold is currently reviewing final options for mining the crown pillar and maximizing volumes of the Echo pit.

In the fourth quarter of 2024 and year ended December 31, 2024, the Company incurred cash expenditures of $149 million (C$209 million) and $515 million (C$707 million), respectively, for the Goose Project on construction activities and $40 million (C$55 million) and $195 million (C$266 million), respectively, on supplies inventory. Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to first gold pour in the second quarter of 2025, the Company reiterates the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million, as announced on September 12, 2024.

Gramalote Project Development

On June 18, 2024, the Company announced the results of a positive PEA on its 100% owned Gramalote Project located in the Department of Antioquia, Colombia. The PEA outlines a significant production profile of 234,000 ounces of annual gold production for the first five years, with average annual gold production of 185,000 ounces over a 12.5 year project life with a low-cost structure and favorable metallurgical characteristics. Additionally, the PEA outlines strong economics with an after-tax NPV5% of $778 million and an after-tax internal rate of return of 20.6%, with a project payback on pre-production capital of 3.1 years at a long-term gold price of $2,000 per ounce.

The pre-production capital cost for the project was estimated to be $807 million (including approximately $93 million for mining equipment and $63 million for contingency). A robust amount of historical drilling and engineering studies have been completed on the Gramalote Project, which significantly de-risks future project development. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates. Those work programs, as well as processing engineering and site infrastructure design, are underway and the study is on schedule.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expects it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Capital expenditures in 2025 at Gramalote are expected to be relatively consistent throughout the year, totaling $28 million related primarily to feasibility study costs and ongoing care and maintenance.

Exploration

B2Gold executed another year of aggressive exploration in 2024 incurring $61 million (including $8 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a budget of $63 million. Exploration in 2024 was focused predominantly at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine was the largest since 2012 with a focus on drilling the recently discovered Antelope deposit. In Mali, the exploration program was directed at a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate focused on drilling targets immediately south of mine infrastructure.

B2Gold is planning another year of extensive exploration in 2025 with a budget of approximately $61 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on the discovery of additional high-grade sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of the Masbate Mine infrastructure. Early stage exploration programs will continue in the Philippines, Cote d'Ivoire and Kazakhstan in 2025. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

Outlook

Total gold production in 2025 is anticipated to be between 970,000 and 1,075,000 ounces, a significant increase from 2024 production levels primarily due to the scheduled mining and processing of higher-grade ore from the Fekola Phase 7 and Cardinal pits made accessible by the deferred stripping campaign that was undertaken throughout 2024, the expected contribution from Fekola Regional starting in mid-2025, the commencement of mining of higher-grade ore at Fekola underground and the commencement of gold production at the Goose Project by the end of the second quarter of 2025. The Company's full year total cash operating costs for the Fekola Complex, Masbate and Otjikoto are forecast to be between $835 and $895 per gold ounce and total all-in sustaining costs are forecast to be between $1,460 and $1,520 per gold ounce. Operating cost guidance for the Goose Project will be released in the second quarter of 2025 (prior to the commencement of initial production), after the publication in the first quarter of 2025 of B2Gold's initial Goose Project life of mine plan based on updated Mineral Reserves.

Upon completion of the construction activities at the Goose Project, the mine is expected to pour first gold in the second quarter of 2025, followed by ramp up to commercial production in the third quarter, and contribute between 120,000 and 150,000 ounces of gold in 2025. Over the first six full calendar years of operation from 2026 to 2031 inclusive, the average annual gold production for the Goose Project is estimated to be approximately 310,000 ounces of gold per year, with the latest published Mineral Reserves supporting a long mine life beyond 2031. The Company remains on track to complete B2Gold's initial Goose Project life of mine plan based on updated Mineral Reserves by the end of the first quarter of 2025.

Based on the positive PEA results for the Antelope deposit at the Otjikoto Mine released in February 2025, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade.

Following the release of positive PEA results on the Company's Gramalote Project in Colombia, B2Gold commenced feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not expected to be extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates. Those work programs, as well as processing engineering and site infrastructure design, are underway and the study is on schedule.

The Company's ongoing strategy is to continue to maximize profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

Fourth Quarter and Full Year 2024 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, February 20, 2025, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (844) 763-8274
  All other callers: +1 (647) 484-8814

The conference call will be available to playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 8765183. All other callers: +1 (412) 317-0088, replay access code 8765183.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (“AISC”) on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,460 and $1,520 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first six years; the potential for first gold production in the second quarter of 2025 from the Goose Project and the estimates of such production; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence in the second quarter of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the potential for the Antelope deposit to be developed as an underground operation and contribute gold during the low-grade stockpile processing in 2029 through 2032; the results and estimates in the Gramalote PEA, including the project life, average annual gold production, processing rate, capital cost, net present value, after-tax net cash flow, after-tax internal rate of return and payback; the timing and results of a feasibility study on the Gramalote Project; the potential to develop the Gramalote Project as an open pit gold mine; and planned 2025 exploration budgets for Canada, Mali, Namibia, The Philippines, Finland, Cote D’Ivoire and other grassroots projects. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules the SEC for domestic United States Issuers (the “SEC Rules”), (the “Exchange Act”). Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended Dec. 31, 2024	For the three months ended Dec. 31, 2023	For the twelve months ended Dec. 31, 2024	For the twelve months ended Dec. 31, 2023

Gold revenue	$499,788	$511,974	$1,902,030	$1,934,272

Cost of sales
Production costs	(181,376)	(164,406)	(681,828)	(616,197)
Depreciation and depletion	(93,903)	(108,983)	(367,408)	(402,371)
Royalties and production taxes	(50,554)	(33,042)	(146,599)	(135,703)
Total cost of sales	(325,833)	(306,431)	(1,195,835)	(1,154,271)

Gross profit	173,955	205,543	706,195	780,001

General and administrative	(19,094)	(21,194)	(59,483)	(62,364)
Share-based payments	(9,863)	(5,187)	(24,678)	(20,921)
Impairment of long-lived assets	—	(205,666)	(876,376)	(322,148)
Gain on sale of mining interests	—	—	56,115	—
Gain on sale of shares in associate	—	—	16,822	—
Non-recoverable input taxes	(2,859)	(1,363)	(13,211)	(5,600)
Foreign exchange losses	(15,850)	(1,432)	(23,692)	(16,020)
Share of net (loss) income of associates	(1,951)	2,322	2,630	19,871
Community relations	(1,123)	(1,322)	(2,909)	(5,205)
Write-down of mining interests	—	(2,883)	(636)	(19,905)
Restructuring charges	—	—	—	(12,151)
Other income (expense)	5,200	(4,002)	(29,104)	(8,161)
Operating income (loss)	128,415	(35,184)	(248,327)	327,397

Interest and financing expense	(10,846)	(4,893)	(34,848)	(13,925)
Interest income	3,597	2,778	20,734	18,519
Change in fair value of gold stream	(5,629)	(18,800)	(26,825)	(12,300)
Losses on dilution of associate	—	(943)	(8,984)	(943)
Gains (losses) on derivative instruments	2,837	(1,393)	(2,837)	4,699
Other (expense) income	(10,069)	1,955	(8,137)	(3,114)
Income (loss) from operations before taxes	108,305	(56,480)	(309,224)	320,333

Current income tax, withholding and other taxes	(86,641)	(73,926)	(319,726)	(290,081)
Deferred income tax (expense) recovery	(30,989)	13,010	2,297	11,336
Net (loss) income for the period	$(9,325)	$(117,396)	$(626,653)	$41,588

Attributable to:
Shareholders of the Company	$(11,881)	$(113,224)	$(629,891)	$10,097
Non-controlling interests	2,556	(4,172)	3,238	31,491
Net (loss) income for the period	$(9,325)	$(117,396)	$(626,653)	$41,588

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	(0.01)	$(0.09)	$(0.48)	$0.01
Diluted	(0.01)	$(0.09)	$(0.48)	$0.01

Weighted average number of common shares outstanding (in thousands)
Basic	1,313,960	1,300,791	1,308,850	1,232,092
Diluted	1,313,960	1,300,791	1,308,850	1,237,404

B2GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended Dec. 31, 2024	For the three months ended Dec. 31, 2023	For the twelve months ended Dec. 31, 2024	For the twelve months ended Dec. 31, 2023
Operating activities
Net (loss) income for the period	$(9,325)	$(117,396)	$(626,653)	$41,588
Mine restoration provisions settled	(620)	(1,374)	(2,088)	(2,297)
Non-cash charges, net	154,570	340,489	1,289,104	802,577
Proceeds from prepaid sales	—	—	500,023	—
Changes in non-cash working capital	(101,031)	523	(155,179)	(6,538)
Changes in long-term supplies inventory	62,052	10,842	(55,413)	(26,153)
Changes in long-term value added tax receivables	14,898	(27,641)	(72,190)	(94,724)
Cash provided by operating activities	120,544	205,443	877,604	714,453

Financing activities
Revolving credit facility draw downs	250,000	150,000	450,000	150,000
Revolving credit facility repayments	(50,000)	—	(200,000)	—
Revolving credit facility transaction costs	(4,247)	—	(4,247)	(3,296)
Equipment facility draw downs, net of transaction costs	7,779	—	7,779	—
Repayment of equipment loan facilities	(2,156)	(3,388)	(11,042)	(13,301)
Interest and commitment fees paid	(5,904)	(1,119)	(11,648)	(4,582)
Common shares issued for cash in flow-through financing	10,073	—	10,073	—
Cash proceeds from stock option exercises	108	460	3,122	12,854
Dividends paid	(46,662)	(46,640)	(184,632)	(186,724)
Principal payments on lease arrangements	(1,146)	(1,565)	(6,531)	(6,189)
Distributions to non-controlling interests	(110,169)	(16,435)	(122,869)	(34,316)
Extinguishment of gold stream and construction financing obligations	—	—	—	(111,819)
Other	473	842	923	4,863
Cash provided (used) by financing activities	48,149	82,155	(69,072)	(192,510)

Investing activities
Expenditures on mining interests:
Fekola Mine	(59,571)	(87,830)	(257,776)	(298,942)
Masbate Mine	(9,534)	(9,195)	(29,763)	(30,142)
Otjikoto Mine	(2,714)	(14,797)	(28,842)	(61,063)
Goose Project	(149,262)	(125,644)	(515,391)	(282,338)
Fekola Regional Properties	(3,444)	(9,630)	(16,861)	(55,975)
Gramalote Project	(6,901)	(3,812)	(17,128)	(6,380)
Other exploration	(13,465)	(17,692)	(52,629)	(76,005)
Cash proceeds on sale of investment in associate	—	—	100,302	—
Cash proceeds on sale of long-term investment	15,276	—	92,564	—
Purchase of long-term investment	(9,660)	(523)	(16,576)	(33,282)
Purchase shares in associate	—	—	(9,089)	—
Cash proceeds from sale of mining interests	—	—	7,500	—
Purchase of short-term investments	(16,361)	—	(16,361)	—
Redemption of short-term investments	5,386	—	5,386	—
Funding of reclamation accounts	(802)	(1,712)	(5,797)	(6,541)
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	—	—	38,083
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	—	—	(6,672)
Cash paid for purchase of non-controlling interest	—	—	—	(6,704)
Cash paid for acquisition of Gramalote Property interest	—	(20,393)	—	(20,393)
Other	(915)	3,809	(2,840)	1,015
Cash used by investing activities	(251,967)	(287,419)	(763,301)	(845,339)

(Decrease) increase in cash and cash equivalents	(83,274)	179	45,231	(323,396)

Effect of exchange rate changes on cash and cash equivalents	(10,868)	(2,853)	(15,155)	(21,655)
Cash and cash equivalents, beginning of period	431,113	309,569	306,895	651,946
Cash and cash equivalents, end of period	$336,971	$306,895	$336,971	$306,895

B2GOLD CORP. CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars)

	As at December 31, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents	$336,971	$306,895
Accounts receivable, prepaids and other	41,059	27,491
Value-added and other tax receivables	46,173	29,848
Inventories	477,586	346,495
	901,789	710,729

Long-term investments	76,717	86,007
Value-added tax receivables	244,147	199,671
Mining interests	3,291,435	3,563,490
Investments in associates	91,417	134,092
Long-term inventories	134,529	100,068
Other assets	73,964	63,635
Deferred income taxes	—	16,927
	$4,813,998	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$156,352	$167,117
Current income and other taxes payable	103,557	120,679
Current portion of prepaid gold sales	272,781	—
Current portion of long-term debt	16,419	16,256
Current portion of gold stream obligation	6,900	—
Current portion of mine restoration provisions	7,170	3,050
Other current liabilities	17,508	6,369
	580,687	313,471

Long-term debt	421,464	175,869
Gold stream obligation	159,525	139,600
Prepaid gold sales	265,329	—
Mine restoration provisions	140,541	104,607
Deferred income taxes	169,738	188,106
Employee benefits obligation	18,410	19,171
Other long-term liabilities	22,607	23,820
	1,778,301	964,644
Equity
Shareholders’ equity
Share capital	3,510,271	3,454,811
Contributed surplus	91,184	84,970
Accumulated other comprehensive loss	(102,771)	(125,256)
Retained (deficit) earnings	(515,619)	395,854
	2,983,065	3,810,379
Non-controlling interests	52,632	99,596
	3,035,697	3,909,975
	$4,813,998	$4,874,619

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	50,554	—	50,554

Total cash costs	145,570	45,773	40,587	231,930	—	231,930

Gold sold (ounces)	86,453	51,010	50,330	187,793	—	187,793

Cash operating costs per ounce ($/gold ounce sold)	1,247	753	700	966	—	966

Total cash costs per ounce ($/gold ounce sold)	1,684	897	806	1,235	—	1,235

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	33,042	1,418	34,460

Total cash costs	103,812	49,918	43,718	197,448	18,813	216,261

Gold sold (ounces)	128,321	53,500	75,100	256,921	18,059	274,980

Cash operating costs per ounce ($/gold ounce sold)	646	817	503	640	963	661

Total cash costs per ounce ($/gold ounce sold)	809	933	582	769	1,042	786

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	146,599	1,565	148,164

Total cash costs	484,574	188,263	155,590	828,427	26,691	855,118

Gold sold (ounces)	404,458	193,270	203,796	801,524	19,644	821,168

Cash operating costs per ounce ($/gold ounce sold)	950	835	668	851	1,279	861

Total cash costs per ounce ($/gold ounce sold)	1,198	974	763	1,034	1,359	1,041

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	135,703	5,053	140,756

Total cash costs	428,791	184,391	138,718	751,900	72,819	824,719

Gold sold (ounces)	588,460	190,800	214,800	994,060	68,725	1,062,785

Cash operating costs per ounce ($/gold ounce sold)	566	844	568	620	986	644

Total cash costs per ounce ($/gold ounce sold)	729	966	646	756	1,060	776

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Inventory sales adjustment	(7,600)	2,950	3,245	(1,405)	—	(1,405)

Cash operating costs	100,178	41,342	38,451	179,971	—	179,971

Gold produced (ounces)	84,015	49,534	52,452	186,001	—	186,001

Cash operating costs per ounce ($/gold ounce produced)	1,192	835	733	968	—	968

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Inventory sales adjustment	3,618	(1,430)	(1,160)	1,028	—	1,028

Cash operating costs	86,539	42,303	36,592	165,434	17,395	182,829

Gold produced (ounces)	143,010	46,490	81,111	270,611	18,054	288,665

Cash operating costs per ounce ($/gold ounce produced)	605	910	451	611	963	633

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Inventory sales adjustment	4,905	1,183	2,391	8,479	—	8,479

Cash operating costs	389,126	162,645	138,536	690,307	25,126	715,433

Gold produced (ounces)	392,946	194,046	198,142	785,134	19,644	804,778

Cash operating costs per ounce ($/gold ounce produced)	990	838	699	879	1,279	889

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Inventory sales adjustment	4,161	5,362	72	9,595	—	9,595

Cash operating costs	337,376	166,314	122,102	625,792	67,766	693,558

Gold produced (ounces)	590,243	193,502	208,598	992,343	68,717	1,061,060

Cash operating costs per ounce ($/ gold ounce produced)	572	859	585	631	986	654

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	—	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	—	50,554	—	50,554
Corporate administration	3,209	1,168	1,089	13,628	19,094	—	19,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	16	—	—	3,532	3,548	—	3,548
Community relations	543	89	491	—	1,123	—	1,123
Reclamation liability accretion	443	299	226	—	968	—	968
Realized losses on fuel derivative contracts	465	255	83	—	803	—	803
Sustaining lease expenditures	80	309	230	483	1,102	—	1,102
Sustaining capital expenditures(2)	41,809	7,993	2,590	—	52,392	—	52,392
Sustaining mine exploration(2)	1,292	320	658	—	2,270	—	2,270

Total all-in sustaining costs	193,427	56,206	45,954	17,643	313,230	—	313,230

Gold sold (ounces)	86,453	51,010	50,330	—	187,793	—	187,793

All-in sustaining cost per ounce ($/gold ounce sold)	2,237	1,102	913	—	1,668	—	1,668

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	59,571	9,534	2,714	71,819	—	71,819
Road construction	(278)	—	—	(278)	—	(278)
Fekola underground	(17,484)	—	—	(17,484)	—	(17,484)
Other	—	—	(124)	(124)	—	(124)
Land acquisitions	—	(1,541)	—	(1,541)	—	(1,541)

Sustaining capital expenditures	41,809	7,993	2,590	52,392	—	52,392

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,292	610	2,634	4,536	—	4,536
Regional exploration	—	(290)	(1,976)	(2,266)	—	(2,266)

Sustaining mine exploration	1,292	320	658	2,270	—	2,270

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	—	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	—	33,042	1,418	34,460
Corporate administration	4,760	1,159	1,190	14,032	21,141	813	21,954
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	3,706	3,740	—	3,740
Community relations	1,087	40	195	—	1,322	—	1,322
Reclamation liability accretion	433	322	324	—	1,079	—	1,079
Realized gains on fuel derivative contracts	(1,393)	(1,038)	(277)	—	(2,708)	—	(2,708)
Sustaining lease expenditures	818	306	(49)	490	1,565	—	1,565
Sustaining capital expenditures(2)	73,764	8,049	14,797	—	96,610	1,191	97,801
Sustaining mine exploration(2)	2,022	1,067	1,410	—	4,499	38	4,537

Total all-in sustaining costs	185,337	59,823	61,308	18,228	324,696	20,855	345,551

Gold sold (ounces)	128,321	53,500	75,100	—	256,921	18,059	274,980

All-in sustaining cost per ounce ($/gold ounce sold)	1,444	1,118	816	—	1,264	1,155	1,257

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	87,830	9,195	14,797	111,822	1,191	113,013
Road construction	(52)	—	—	(52)	—	(52)
Fekola underground	(14,014)	—	—	(14,014)	—	(14,014)
Other	—	(948)	—	(948)	—	(948)
Land acquisitions	—	(198)	—	(198)	—	(198)

Sustaining capital expenditures	73,764	8,049	14,797	96,610	1,191	97,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,022	1,067	1,410	4,499	38	4,537
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	2,022	1,067	1,410	4,499	38	4,537

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	—	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	—	146,599	1,565	148,164
Corporate administration	11,220	2,767	4,781	40,715	59,483	1,463	60,946
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	111	—	—	16,150	16,261	—	16,261
Community relations	962	228	1,719	—	2,909	—	2,909
Reclamation liability accretion	1,815	1,234	961	—	4,010	—	4,010
Realized losses on fuel derivative contracts	100	35	73	—	208	—	208
Sustaining lease expenditures	329	1,248	1,254	1,989	4,820	—	4,820
Sustaining capital expenditures(2)	193,277	27,314	27,668	—	248,259	2,392	250,651
Sustaining mine exploration(2)	4,428	2,121	1,769	—	8,318	—	8,318

Total all-in sustaining costs	696,816	223,210	193,815	58,854	1,172,695	30,546	1,203,241

Gold sold (ounces)	404,458	193,270	203,796	—	801,524	19,644	821,168

All-in sustaining cost per ounce ($/gold ounce sold)	1,723	1,155	951	—	1,463	1,555	1,465

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	257,776	29,763	28,842	316,381	2,392	318,773
Road construction	(887)	—	—	(887)	—	(887)
Fekola underground	(63,612)	—	—	(63,612)	—	(63,612)
Land acquisitions	—	(2,189)	—	(2,189)	—	(2,189)
Other	—	(260)	(1,174)	(1,434)	—	(1,434)

Sustaining capital expenditures	193,277	27,314	27,668	248,259	2,392	250,651

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,428	3,649	7,825	15,902	—	15,902
Regional exploration	—	(1,528)	(6,056)	(7,584)	—	(7,584)

Sustaining mine exploration	4,428	2,121	1,769	8,318	—	8,318

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars is thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	—	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	—	135,703	5,053	140,756
Corporate administration	12,201	2,921	5,339	41,850	62,311	2,794	65,105
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	43	—	—	16,188	16,231	—	16,231
Community relations	3,773	163	1,269	—	5,205	—	5,205
Reclamation liability accretion	1,552	1,181	1,181	—	3,914	—	3,914
Realized gains on fuel derivative contracts	(4,169)	(3,824)	(1,206)	—	(9,199)	—	(9,199)
Sustaining lease expenditures	1,935	1,218	1,145	1,891	6,189	—	6,189
Sustaining capital expenditures(2)	255,026	28,194	61,063	—	344,283	8,518	352,801
Sustaining mine exploration(2)	3,728	3,808	3,863	—	11,399	57	11,456

Total all-in sustaining costs	702,880	218,052	211,372	59,929	1,192,233	84,188	1,276,421

Gold sold (ounces)	588,460	190,800	214,800	—	994,060	68,725	1,062,785

All-in sustaining cost per ounce ($/gold ounce sold)	1,194	1,143	984	—	1,199	1,225	1,201

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	298,942	30,142	61,063	390,147	8,518	398,665
Road construction	(5,335)	—	—	(5,335)	—	(5,335)
Fekola underground	(38,581)	—	—	(38,581)	—	(38,581)
Land acquisitions	—	(198)	—	(198)	—	(198)
Other	—	(1,750)	—	(1,750)	—	(1,750)

Sustaining capital expenditures	255,026	28,194	61,063	344,283	8,518	352,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,728	3,808	3,863	11,399	57	11,456
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	3,728	3,808	3,863	11,399	57	11,456

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(11,881)	(113,224)	(629,891)	10,097
Adjustments for non-recurring items and significant recurring non-cash items:
Impairment of long-lived assets	—	187,964	858,301	304,446
Write-down of mining interests	—	2,921	636	19,905
Gain on sale of shares in associate	—	—	(16,822)	—
Gain on sale of mining interests	—	—	(56,115)	—
Regulatory dispute settlement	—	—	15,089	—
Unrealized (gains) losses on derivative instruments	(3,639)	4,101	2,630	4,500
Office lease termination costs	—	—	—	1,946
Loan receivable provision	—	—	—	2,085
Change in fair value of gold stream	5,629	18,800	26,825	12,300
Dilution loss on investment in Calibre	—	943	8,984	943
Deferred income tax expense (recovery)	27,324	(10,808)	(3,095)	(9,019)

Adjusted net income attributable to shareholders of the Company for the period	17,433	90,697	206,542	347,203

Basic weighted average number of common shares outstanding (in thousands)	1,313,960	1,300,791	1,308,850	1,232,092

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.01	0.07	0.16	0.28

2025 Guidance

The projected range of all-in sustaining costs is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization and exclude the effects of expansionary capital and non-sustaining capital expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation, cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations and provides B2Gold and other shareholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future gold production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com